May 11, 2006

Mr. William Choi

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:                               Northern States Power Company, a Wisconsin corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed February 28, 2006

File No. 1-03140

Dear Mr. Choi:

Reference is made to the letter to Mr. Michael J. Swenson, dated April 28, 2006, in which you transmitted the comments of the Staff of the Division of Corporation Finance with respect to the above filing (the “Staff Comment Letter”). This letter is submitted on behalf of Mr. Swenson and the company listed above (“the Company”) in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff’s comments in bold face type in this letter, and our responses follow immediately. Revisions to disclosures contained in our Form 10-K for the year ended December 31, 2005 underlined in our responses below.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Legal Costs, page 32

1.              We note your disclosure that legal accruals are recorded net of insurance recovery. Please confirm whether this statement relates to your balance sheet presentation, income statement presentation, or both. If applicable to your balance sheet, please tell us why you believe your presentation is appropriate and explain whether right of offset exists. See FIN 39 and paragraph 7 of APB 10.

The legal accrual disclosure was intended to describe the accounting treatment of such accruals on the income statement. Generally, the right of offset does not exist. Therefore, if the Company were to have material insurance recoveries associated with legal liabilities, they would be presented as receivables and payables, respectively, on a gross basis on the balance sheet, pursuant to FIN 39 and APB 10. We will clarify the disclosure in future filings to more clearly reflect the balance sheet and income statement impacts of such amounts recorded by supplementing the existing disclosure as follows:

Legal Costs – Liabilities for litigation settlements are recorded when it is probable NSP-Wisconsin is liable for the costs and the liability can be reasonably estimated. Receivables for material insurance recoveries are recorded when it is probable NSP-Wisconsin will recover from its insurance carriers. Litigation settlement expenses are recorded net of insurance recovery in the statement of income. Costs to litigate related to settlement accruals are not accrued, but expensed as incurred.

Note 9. Commitments and Contingencies

Environmental Contingencies, page 42

2.              In regards to your environmental remediation liabilities, please address the following items:

•                  Please disclose in future filings whether the obligations are recorded on a discounted basis. See paragraph .153 of SOP 96-1, and;

The Company’s policy is to record environmental remediation liabilities on an undiscounted basis, when the timing or amount of expenditures is uncertain. It is the Company’s policy to record environmental obligations on a discounted basis, if the amount and timing of payments can be reliably determined. Paragraph ..132 of SOP 96-1 states, “measurement of the liability, or of a component of the liability, may be discounted to reflect the time value of money if the aggregate amount of the liability or component and the amount and timing of cash payments for the liability or component are fixed or reliably determinable.”  At December 31, 2005, all environmental liabilities were recorded on an undiscounted basis, pursuant to the Company’s policy. In Note 1-Summary of Significant Accounting Policies of future filings, the Company will more specifically disclose its policy for recording environmental obligations on a discounted and undiscounted basis as follows:

Environmental Costs — Environmental costs are recorded when it is probable NSP-Wisconsin is liable for the costs and the liability can be reasonably estimated. The liability is recorded on an undiscounted basis, when the timing or amount of expenditures is uncertain. Environmental obligations are recorded on a discounted basis, if the amount and timing of payments can be reliably determined. Costs may be deferred as a regulatory asset if it is probable that the costs will be recovered from customers in future rates. Otherwise, the costs are expensed. If an environmental expense is related to facilities currently in use, such as emission-control equipment, the cost is capitalized and depreciated over the life of the plant, assuming the costs are recoverable in future rates or future cash flow.

Estimated remediation costs, excluding inflationary increases, are recorded. The estimates are based on experience, an assessment of the current situation and the technology currently available for use in the remediation. The recorded costs are regularly adjusted as estimates are revised and remediation proceeds. If several designated responsible parties exist, costs are estimated and recorded only for NSP-Wisconsin’s share of the cost. Any future costs of restoring sites where operation may extend indefinitely are treated as a capitalized cost of plant retirement. The depreciation expense levels recoverable in rates include a provision for removal expenses, which may include final remediation costs. Removal costs recovered in rates are classified as a regulatory liability.

•                  We note your disclosure on page 44 that the estimated cost to remediate the Chippewa Falls Manufactured Gas Plant site is $5.0 million. Please tell us why you have not recorded an environmental liability related to this site;

While the site investigation for the Chippewa Falls Manufactured Gas Plant site was completed in November 2005, the quantification of the costs associated with clean-up was not completed until January 2006. As stated in the disclosure, the costs accrued for the site would be deferred as a regulatory asset, having no income statement impact, under the provisions of Statement of Financial Accounting Standard No. 71, as the Company has substantial historical precedent that the Wisconsin regulatory commission will allow for future recovery of such costs. Further, $5.0 million was not considered material to the Company’s balance sheet as assets and liabilities would be increased by the same amount, representing 0.4 percent of total assets and 0.6 percent of total liabilities. Therefore, the December 31, 2005 balance sheet was not adjusted for this Type I subsequent event. As noted in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, the regulatory asset and related liability were recorded at March 31, 2006.

Please also consider disclosing in future filings further information suggested by SAB Topic 5-Y including:

•                  The timing of payments of accrued and unrecognized amounts;

•                  The material components of the accruals and significant assumptions underlying estimates;

•                  To what extent losses may be recoverable from third parties;

•                  The recurring costs of managing hazardous substances and pollutions in ongoing operations;

•                  Mandated expenditures to remediate previously contaminated sites, and;

•                  Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances.

The Company has historically attempted to provide comprehensive and transparent disclosure regarding its environmental contingencies. In future filings, the Company will give specific attention to each of the items above, as applicable, for disclosures related to environmental contingencies. With respect to the first three bullet points above, we would modify future Note 9-Commitments and Contingencies disclosure to read as follows in the example below based on the December 31, 2005 disclosure:

Ashland Manufactured Gas Plant Site— NSP-Wisconsin was named a PRP for creosote and coal tar contamination at a site in Ashland, Wis. The Ashland site includes property owned by NSP-Wisconsin, which was previously an MGP facility, and two other properties: an adjacent city lakeshore park area, on which an unaffiliated third party previously operated a sawmill, and an area of Lake Superior’s Chequemegon Bay adjoining the park.

As an interim action, NSP-Wisconsin proposed, and the Wisconsin Department of Natural Resources (WDNR) approved, a coal tar removal and groundwater treatment system for one area of concern at the site for which NSP-Wisconsin has accepted responsibility. The groundwater treatment system began operating in the fall of 2000. In 2002, NSP-Wisconsin installed additional monitoring wells in the deep aquifer under the former MGP site to better characterize the extent and degree of contaminants in that aquifer while the coal tar removal system is operational. In 2002, a second interim response action was also implemented. As approved by the WDNR, this interim response action involved the removal and capping of a seep area in a city park. Surface soils in the area of the seep were contaminated with tar residues. The interim action also included the diversion and ongoing treatment of groundwater that contributed to the formation of the seep.

On Sept. 5, 2002, the Ashland site was placed on the National Priorities List (NPL). The NPL is intended primarily to guide the United States EPA in determining which sites require further investigation. On Dec. 7, 2004, the EPA approved, with minor contingencies, NSP-Wisconsin’s proposed work plan to complete the remedial investigation and feasibility study. On Feb. 1, 2005, NSP-Wisconsin submitted its revised work plan to the EPA addressing all of the contingencies raised with the previous proposal. The final approval results in specific delineation of the investigative fieldwork scientific assessments that must be performed. A determination of the scope and cost of the remediation of the Ashland site is not currently expected until 2007 or 2008. NSP-Wisconsin continues to work with the WDNR to access state and federal funds to apply to the ultimate remediation cost of the entire site. In 2005, NSP-Wisconsin spent $2.8 million in the development of the work plan, the interim response action and other matters related to the site.

The WDNR and NSP-Wisconsin have each developed several estimates of the ultimate cost to remediate the Ashland site. The estimates vary significantly, between $4 million and $93 million, because different methods of remediation and different results are assumed in each. The EPA and WDNR have not yet selected the method of remediation to use at the site. Until the EPA and the WDNR select a remediation strategy for the entire site and determine NSP-Wisconsin’s level of responsibility, NSP-Wisconsin’s liability for the cost of remediating the Ashland site and the time frame over which the amounts may be paid out are not determinable.

On July 2, 2004, the WDNR sent NSP-Wisconsin an invoice for recovery of past costs incurred at the Ashland site between 1994 and March 2003 in the amount of $1.4 million. On Oct. 19, 2004, the WDNR, represented by the Wisconsin Department of Justice, filed a lawsuit in Wisconsin state court for reimbursement of the past costs. This lawsuit has been stayed until further action by either party. NSP-Wisconsin is reviewing the invoice to determine whether all costs charged are appropriate and has recorded an undiscounted estimate of its potential liability. All appropriate insurance carriers have been notified of the WDNR’s invoice and the lawsuit and will be invited to participate in any future efforts to address the WDNR’s actions. All costs paid to the WDNR are expected to be recoverable in rates.

In addition to potential liability for remediation and WDNR oversight costs, NSP-Wisconsin may have liability for natural resource damages, including the assessment thereof (collectively NRDA) at the Ashland site. Section 107 of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), as amended, provides that a natural resource damages trustee may recover for injury to, destruction or loss of natural resources, including the reasonable costs of assessment, resulting from releases of hazardous substances. Similarly, Section 311 of the Federal Water Pollution Control Act (or Clean Water Act) provides the federal and state governments with the ability to recover costs incurred in the restoration or replacement of natural resources damaged or destroyed as a result of a hazardous substance discharge. In addition to liability for injuries to or loss of services caused by a release from the Ashland site, NSP-Wisconsin could face exposure for additional indirect injuries that could result from the implementation of various remedial technologies during the cleanup phase of the project. NSP-Wisconsin has indicated to the relevant natural resource trustees its intent to pursue a cooperative assessment approach to the NRDA for the Ashland site whereby the question of natural resource damages is assessed and resolved in tandem with the studies required for selection of a cleanup remedy or remedies. It is, however, unknown at this time whether a cooperative assessment NRDA approach will be adopted at the Ashland site. Therefore, NSP-Wisconsin is not able to estimate the time frame over which amounts may be paid out or its potential exposure for natural resource damages at the site, but has recorded an estimate of its potential liability based upon the undiscounted minimum of its estimated range of potential exposure.

NSP-Wisconsin has recorded a liability of  $19.7 million for its potential liability for remediating the Ashland site. Since NSP-Wisconsin cannot currently estimate the cost of remediating the Ashland site, the recorded liability is based upon the undiscounted minimum of the estimated range of remediation costs, using information available to date and reasonably effective remedial methods. See Note 1 to the Consolidated Financial Statements for additional discussion regarding environmental accrual assumptions.

NSP-Wisconsin has deferred, as a regulatory asset, the costs accrued for the Ashland site based on an expectation that the PSCW will continue to allow NSP-Wisconsin to recover payments for environmental remediation from its customers. The PSCW has consistently authorized recovery in NSP-Wisconsin rates of all remediation costs incurred at the Ashland site, and has authorized recovery of similar remediation costs for other Wisconsin utilities. External MGP remediation costs are subject to deferral in the Wisconsin retail jurisdiction and are reviewed for prudence as part of the Wisconsin biennial retail rate case process. Once approved by the PSCW, deferred MGP remediation costs, less carrying costs, are historically amortized over four or six years. Carrying costs vary directly with the balance in the deferred account and for the period 1995-2005 are estimated to total $1.8 million.

In addition, in 2003, the Wisconsin Supreme Court rendered a ruling that reopens the possibility that NSP-Wisconsin may be able to recover a portion of the remediation costs from its insurance carriers. Any insurance proceeds received by NSP-Wisconsin will operate as a credit to ratepayers.

Chippewa Falls Manufactured Gas Plant Site—The WDNR issued an order requiring that NSP-Wisconsin conduct a supplemental site investigation of property owned by NSP-Wisconsin in Chippewa Falls, Wis., which was previously an MGP facility. The supplemental investigation must be conducted in order to determine if additional remediation is required to meet Wisconsin soil and groundwater standards. Based on the results of the supplemental site investigation that was completed during November 2005, the estimated cost to remediate the site is $5.0 million. The estimate is based on a thermal desorption method of remediation. However, NSP-Wisconsin is reviewing several options to determine the most cost effective approach to remediate the site. Once the remediation is completed, which is anticipated in late 2006 or 2007, it is expected that the WDNR will require long-term annual groundwater monitoring for at least five years. At Dec. 31, 2005, NSP-Wisconsin had not recorded a liability for the cost of remediating this site. Costs accrued for the site would be deferred as a regulatory asset based on the expectation that the PSCW will continue to allow NSP-Wisconsin to recover payments for environmental remediation from its customers.

With regard to the last three bullet points above, the Company believes that its disclosure satisfies the disclosure requirements under the reduced disclosure format permitted by General Instruction I(2) of Form 10-K. The SAB Topic 5-Y disclosure requirements for the last three bullet points above specifically relate to the requirements of Items 101 and 303 of Regulation S-K. The reduced disclosure format limits those disclosures to “…narrative analysis of the results of operations explaining the reasons for material changes in the amount of revenue and expense items between the most recent fiscal year presented and the fiscal year immediately preceding it…” and “…a brief description of the business done by the registrant and its subsidiaries during the most recent fiscal year…”

Disclosure Control and Procedures, page 50

3.              We note your disclosure that your disclosure controls and procedures are designed to ensure that information required to be disclosed in reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Revise this section in future filings to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

In the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, the disclosure was modified as follows:

“NSP-Wisconsin maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In addition, the disclosure controls and procedures ensure that information required to be disclosed is accumulated and communicated to management, including the chief executive officer (CEO) and chief financial officer (CFO), allowing timely decisions regarding required disclosure. As of the end of the period covered by this report, based on an evaluation carried out under the supervision and with the participation of NSP-Wisconsin’s management, including the CEO and CFO, of the effectiveness of our disclosure controls and procedures, the CEO and CFO have concluded that NSP-Wisconsin’s disclosure controls and procedures are effective.”

We acknowledge each of the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•                  SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We believe we have fully responded to your comments. Should you have any questions on our responses to your comments, please call me at 612-215-4560.

Sincerely,

/S/ TERESA S. MADDEN
Teresa S. Madden
Vice President and Controller
Xcel Energy Inc.

c:                                       Benjamin G.S. Fowke III

Michael L. Swenson

Robert Joseph